NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

FILE No.
82-3874

RECEIVED
2004 JUL -1 A 9:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04035121

SUPPL

June 23, 2004

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated June 23, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D. MacAulay
BARBARA O'NEILL

dlw 7/2

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: June 23, 2004**

NEWS RELEASE 04-04

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement Closed

Manson Creek Resources Ltd. ("Manson") is pleased to announce that it has closed a non-brokered private placement of 1,000,000 units for gross proceeds of $100,000. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for each full warrant at a price of $0.15 per share until December 24, 2005. The private placement was with CDG Investments Inc. ("CDG") who is acquiring the shares for investment purposes only. The shares issued are subject to hold period until October 24, 2004. CDG currently holds 36% or 5,899,048 common shares and 500,000 share purchase warrants (upon exercise of warrants 6,399,048 common shares or 37.9%).

Proceeds of the financing will be used to evaluate new projects, grass-roots exploration and for general and administrative costs.

"James Devonshire"

James Devonshire
President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: June 23, 2004**

NEWS RELEASE 04-04

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement Closed

Manson Creek Resources Ltd. ("Manson") is pleased to announce that it has closed a non-brokered private placement of 1,000,000 units for gross proceeds of $100,000. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for each full warrant at a price of $0.15 per share until December 24, 2005. The private placement was with CDG Investments Inc. ("CDG") who is acquiring the shares for investment purposes only. The shares issued are subject to hold period until October 24, 2004. CDG currently holds 36% or 5,899,048 common shares and 500,000 share purchase warrants (upon exercise of warrants 6,399,048 common shares or 37.9%).

Proceeds of the financing will be used to evaluate new projects, grass-roots exploration and for general and administrative costs.

"James Devonshire"

James Devonshire
President

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 233-0464, Fax: (403) 266-2606

TSX VENTURE SYMBOL: MCK **NEWS FOR RELEASE: June 23, 2004**

NEWS RELEASE 04-04

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-233-0464**
Web: www.manson.ca

Private Placement Closed

Manson Creek Resources Ltd. ("Manson") is pleased to announce that it has closed a non-brokered private placement of 1,000,000 units for gross proceeds of $100,000. Each unit consisted of one common share and one-half of a non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share for each full warrant at a price of $0.15 per share until December 24, 2005. The private placement was with CDG Investments Inc. ("CDG") who is acquiring the shares for investment purposes only. The shares issued are subject to hold period until October 24, 2004. CDG currently holds 36% or 5,899,048 common shares and 500,000 share purchase warrants (upon exercise of warrants 6,399,048 common shares or 37.9%).

Proceeds of the financing will be used to evaluate new projects, grass-roots exploration and for general and administrative costs.

"James Devonshire"

James Devonshire
President